ALLIED GOLD LIMITED

28 November 2007

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

CONFIRMATION OF RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Allied Gold Limited advises that all of the resolutions put to the annual general meeting of shareholders held today were passed on a show of hands. No other resolutions were put to the meeting.

In accordance with section 251AA of the Corporations Act 2001, we advise that proxy votes were received as follows:

		For	Against	Abstain	Proxy Holder Discretion
Resolution 1	Remuneration Report	168,131,049	1,526,558	232,625	4,700,072
Resolution 2	Re-election of a Director – Anthony Lowrie	169,006,763	756,969	126,500	4,700,072
Resolution 3	Re-election of a Director – Grant Brock	169,517,214	246,518	126,500	4,700,072
Resolution 4	Re-election of a Director – Greg Steemson	167,920,339	95,219	274,674	6,300,072
Resolution 5	Issue of Director Options to Mark Caruso	149,021,057	19,380,140	331,768	509,948
Resolution 6	Issue of Director Options to Anthony Lowrie	149,402,082	20,082,640	331,768	509,948
Resolution 7	Ratification of Prior Issue of Securities	47,432,695	530,883	221,728	509,948

Yours faithfully

Peter Torre
Company Secretary

ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au